INFINITY AUGMENTED REALITY, INC.

228 Park Ave. S #61130

New York, NY 10003-1502

June 23, 2015

Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

Re:	Infinity Augmented Reality, Inc. Amendment No. 2 to Schedule 13E-3 Filed May 28, 2015 File No. 005-85628 Revised Preliminary Proxy Statement on Schedule 14A Filed May 28, 2015 File No. 000-53446

Dear Mr. Orlic:

We are responding to the comment letter from the staff (“Staff”) of the Securities and Exchange Commission, dated June 4, 2015, received by Infinity Augmented Reality, Inc. (the “Company”) to the Amendment No. 2 to Schedule 13E-3 (“Schedule 13E-3”) and the Revised Preliminary Proxy Statement on Schedule 14A filed by the Company on May 28, 2015.

In order to facilitate the your review of the responses of the Company to the Staff’s comments set forth in the Staff’s letter, this letter responds to each of those comments on a point-by-point basis. In particular, the numbered paragraphs set forth below correspond to the numbered paragraphs in your letter.

The Company has revised the Preliminary Proxy Statement on Schedule 14A in response to your comments and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A is being filed concurrently with this letter (“Schedule 14A”).

General

1.	Please provide the disclosure required by Item 1014(a) and (b) for all filing persons.

Response. We have revised the Schedule 14A to address the Staff’s comment under “Proposal No. 1. Amendment To The Company's Article Of Incorporation To Effect A Reverse/Forward Stock Split – Special Factors -- Fairness of the Reverse/Forward Stock Split to Stockholders -- Procedural Fairness of the Reverse Split”.

Required Votes, page 9

2.	Disclosure states that, to the extent a broker submits a broker non-vote with respect to shares on a proposal, those shares will not be deemed shares entitled to vote with respect to that proposal; however, the table in this section indicates that broker non-votes will have the effect of a vote against the first two proposals. Please reconcile the table with the disclosure in the introductory paragraph of this section, which states that broker non-votes will have no effect with respect to any proposal.

Response. We have revised the Schedule 14A to address the Staff’s comment.

Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

June 23, 2015

3.	The table states that broker non-votes and abstentions will have no effect on voting results for this proposal, but the voting standard is a majority of shares present. Please revise your disclosure, or tell us how you arrived at this conclusion.

Response. We have revised the Schedule 14A to address the Staff’s comment.

Identity and Background of the Directors and Officers of the Company …, page 46

4.	Please disclose telephone numbers for all entities. See Item 1003(a) of Regulation M-A.

Response. We have added disclosure to the Schedule 14A to address the Staff’s comment.

5.	Please demonstrate in your response that the natural persons who have already been named in the proxy statement are all persons specified in Instruction C with respect to all filing person entities.

Response. Based on information provided to the Company by the Filing Persons other than the Company, we have revised the disclosures under “Identity and Background of the Directors and Officers of the Company and Filing Persons” to address the Staff’s comment

(a)	With respect to the Company, we had already provided the disclosure required under Instruction C for all of the Company’s directors and officers.

Based on information provided to the Company by the other Filing Persons,

(b)	With respect to CS Master Holdings LLC and Mr. Moshe Oratz we have added disclosure required by Instruction C relating to CS Master Holdings LLC and relating to Mr. David Greenspan, who was appointed under a trust agreement to vote and direct the sale of Mr. Oratz‘s shares in CS Master Holdings LLC.

(c)	With respect to ALS Capital Ventures LLC and Credit Strategies LLC, we have added disclosure relating to Mr. Mark Nordlicht who is the Chief Investment Officer of Platinum Partners, the Investment manager of Credit Strategies LP. Mr. Nordlicht also has ultimate control of ALS Capital Ventures LLC, Credit Strategies LLC and Platinum Partners.

(d)	With respect to Singulariteam Fund LP, we have added disclosures relating to the officers and directors of its general partner Singulariteam GP Pte Ltd. These same individuals also serve as officers and directors of Singulariteam LP Pte Ltd, which is the holding company that is a limited partner of Singulariteam Fund LP and controls Singulariteam GP Pte Ltd. Directors Kenges Rakishev and Thomas Haeusler serve together with Mr. Moshe Hogeg (who also serves as chairmen of our board of Directors) as directors of both Singulariteam GP Pte Ltd and Singulariteam LP Pte Ltd. We also added disclosure relating to Ms. Siti Aishah Bte Mohamed who is the corporate secretary of both Singulariteam GP Pte Ltd and Singulariteam LP Pte Ltd.

6.	Please disclose the place of organization of CS Master Holdings LLC.

Response. We have revised the disclosure to the Schedule 14A to address the Staff’s comment and have added the pertinent disclosures for the Filing Persons.

Mr. David L. Orlic, Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE Washington, D.C. 20549

June 23, 2015

Form of proxy

7.	Please mark the form of proxy card “preliminary copy,” provide a blank space for dating the proxy card, and put in bold face the statement regarding how shares will be voted if no directions are given. See Rules 14a-4 and 14a-6.

Response. We have revised the preliminary copy of the form of proxy card filed as Exhibit A to the Schedule 14A to address the Staff’s comment.

8.	Please separate proposal 2 into its two constituent proposals.

Response. We have revised both the Schedule 14A and the preliminary copy of the form of proxy card to address the Staff’s comment.

If you have questions, please do not hesitate to contact David Aboudi, Esq. and Benjamin Waltuch, Esq. at 1-646-878-0800 or the undersigned at 917-677-2084.

Sincerely,

/s/ Ortal Zanzuri

Ortal Zanzuri, CFO